FORM 11-K

(Mark One)

__X__ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2005**

OR

______ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________________ to ________________________

Commission file number __333-75346________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Savings and Investment Plan
c/o Kenneth Weissman
One American Row
H-4 E-1
Hartford, CT 06102-5056

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc.
P.O. Box 5056
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

Financial Statements and Exhibits:

(a) **The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2005**
(b) **Exhibits:**

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Name of Plan: **The Phoenix Companies, Inc. Savings and Investment Plan**

Date 6/29/06 Bonnie J Malley
Bonnie Malley, Senior Vice President Corporate Services

•Print name and title of the signing official under the signature.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75346) of The Phoenix Companies, Inc. of our report dated June 28, 2005 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 28, 2006

The Phoenix Companies, Inc.
Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 28, 2006

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2005	2004
Assets:		
Investments, at fair value (Note 3)	$ 151,899,007	$ 138,984,302
Participant loans, at fair value	1,505,307	1,458,664
Total investments	153,404,314	140,442,966
Net Assets available for benefits	$ 153,404,314	$ 140,442,966

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2005	2004
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 412,513	$ 220,820
Dividends	4,498,122	2,659,096
Net appreciation in fair value of investments	5,177,415	7,073,983
	10,088,050	9,953,899
Contributions:		
Sponsor	4,364,682	4,545,408
Participant	9,981,288	10,064,197
	14,345,970	14,609,605
Total Additions	24,434,020	24,563,504
Benefit payments	(18,107,521)	(16,091,924)
Adminstrative fees	(15,968)	(16,600)
Total Deductions	(18,123,489)	(16,108,524)
Net increase in net assets before plan merger	6,310,531	8,454,980
Plan to Plan Transfer from Roger Engemann & Associates, Inc. 401k Plan	6,650,817	-
Net increase in net assets after plan merger	12,961,348	8,454,980
Net Assets available for benefits at beginning of year	140,442,966	131,987,986
Net Assets available for benefits at end of year	$ 153,404,314	$ 140,442,966

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan was established December 1, 1973 and most recently amended April 28, 2005. Employees of Phoenix Life Insurance Company ("PLIC") and Phoenix Investment Partners, Ltd. ("PXP") approved to participate in the Plan are immediately eligible to participate in the Plan. The Plan is subject to the provisions of ERISA.

Contributions

For the 2005 plan year, The Phoenix Companies, Inc. did not make a discretionary profit sharing contribution into the plan.

Participant contributions are recorded in the period during which payroll deductions are made from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 5% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.
- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that plan year. In 2005, the maximum catch up contribution was $4,000.
- Employer match contributions for all participants are 100% of the first 3% of basic contributions plus a 50% match on the next 2% of basic contributions, up to a total of 4% in employer matching contributions.
- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 5% basic contribution limit but not exceeding 60% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.
- If a new employee does not elected a deferral percentage, the automatic participant contribution percentage is 5% of Plan compensation.

- On May 31, 2004, the W.S. Griffith Securities, Inc. (WSG) operations were sold to Linsco/Private Ledger Corp. (LPL). Employees of WSG and certain other employees of Phoenix were terminated on that date. In accordance with the terms of the Plan, a participant can continue to make contributions to the Plan while on severance. Upon completion of severance, the ability to make contributions to the Plan will be discontinued for all participants in accordance with the terms of the Plan document.

- On January 1, 2005, Engemann Asset Management became an approved participating employer in the plan. (See Note 9)

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan. Prior to July 1, 2005, employer contributions for all participants were made in the form of units in the Phoenix Common Stock Fund.

Effective January 25, 2005, participants could transfer account balances invested in the Phoenix Common Stock Fund once every 30 days. Prior to January 25, 2005, participants could transfer account balances invested in the Phoenix Common Stock Fund once every 90 days.

Effective July 1, 2005 the restriction regarding transfers of account balances invested in the Phoenix Common Stock Fund was removed.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

PLIC participants are immediately vested in their own contributions plus actual earnings thereon. Participants employed as of July 1, 2002, became 100% vested in the sponsor matching contributions. Participants who terminated prior to July 1, 2002 remain subject to the prior vesting schedule, whereby a participant became 25% vested on the January 1 following the date of employment and an additional 25% vested on each subsequent January 1 until the participant was 100% vested.

Employees of PXP are immediately vested in the sponsor matching contributions.

Upon death or disability, all matching contributions become fully vested.

Benefit payments

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Upon retirement or disability, accounts are distributed in a lump sum. Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

The Plan is able to automatically cash out a participant's account balance if the balance should ever fall below $5,000, regardless of the value of the account at the time of status change.

It is estimated that $5.5 million of distributions made from the Plan during 2004 were attributable to the sale of WSG to LPL.

Participant loans

A participant may borrow up to a maximum of $50,000 or one half of the participant's account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 10.5% for the years ended December 31, 2005 and 2004). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Investments in the Phoenix mutual funds and the funds offered by Fidelity, which include the Franklin, Artisan, Allianz, and Templeton fund series, as well as the common collective trust are valued at net asset value. The Phoenix Common Stock Fund is valued at quoted unit value price. Participant loans are valued at unpaid principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

PLIC currently pays all fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results.

Risks and uncertainties

The Plan provides for various investment options in mutual funds. Mutual funds are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	As of December 31, 2005	As of December 31, 2004
American Funds Growth Fund of America	$ 18,189,057	$ N/A
Artisan Mid Cap Investment Fund	16,303,829	17,014,294
Phoenix Common Stock Fund*	14,593,511	12,919,403
Phoenix Balanced Fund	11,290,672	13,080,556
Fidelity Retirement Money Market Fund	11,258,046	10,816,402
Fidelity Managed Income Portfolio	9,733,796	10,511,756
Fidelity Contrafund	9,639,753	N/A
Phoenix Capital Growth Fund	N/A	12,981,387

N/A- Not Applicable
*(See Note 4)

Investment performance

During the years ended December 31, 2005 and 2004, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Mutual Funds	$ 3,747,105	$ 6,549,093
Phoenix Common Stock Fund	1,430,310	524,890
Net appreciation in fair value of investments	$ 5,177,415	$ 7,073,983

4. Nonparticipant-Directed Investments

Prior to July 1, 2005 employer contributions for all participants were made in the form of units in the Phoenix Common Stock Fund. Subsequent to that date, employees could direct their employer matching contributions into any of the plan's investment options. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31, 2005	December 31, 2004
Net Assets:		
Phoenix Common Stock Fund	$ 14,593,511	$ 12,919,403

	Year ended December 31, 2005	Year ended December 31, 2004
Changes in Net Assets:		
Contributions	$ 3,248,604	$ 4,997,861
Loan Repayments	31,379	30,984
Transfers from participant-directed investments	925,505	1,213,221
Net Apreciation	1,433,323	525,821
Benefits paid to participants	(1,506,372)	(1,535,433)
Loans paid to participants	(37,703)	(13,912)
Transfers to participant-directed investments	(2,417,561)	(1,807,398)
Adminstrative fees	(3,067)	(3,407)
Net increase in net assets	$ 1,674,108	$ 3,407,737

5. Related Party Transactions

Plan assets include investments in funds managed and underwritten by subsidiaries of PXP, a wholly owned subsidiary of Phoenix. Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR, is the Plan record keeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Participants of the Plan are allowed to take loans collateralized against their accounts balances.

Personnel and facilities of PLIC have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

6. Plan Termination

Although they have not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested.

7. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan's administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Forfeitures

Forfeitures result from terminated employees' non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset employer contributions, which would be otherwise payable by PLIC in accordance with the Plan document. In 2004, PLIC's matching contributions were reduced by $41,885 from forfeited non-vested accounts. No matching contributions were reduced from forfeited non-vested accounts in 2005. The forfeiture balance at December 31, 2005 and 2004 was $18,050 and $14,477 respectively.

9. Plan Merger

The Roger Engemann & Associaties, Inc. 401k Plan (the "Engemann Plan") merged with and into the Plan effective January 1, 2005 resulting in the transfer of net assets of $6,650,817 into the Plan. Effective January 1, 2005 participants of the Engemann Plan became eligible to participate in the Plan.

10. Subsequent Events

Effective January 1, 2006, Kayne Anderson Rudnick Investment Management, LLC became a participating employer in the Plan. In March 2006, the Kayne Anderson Rudnick Investment Management, LLC 401k Plan merged with and into the Plan.

Effective January 1, 2006, Seneca Capital Management, LLC became a participating employer in the Plan without the benefit of employer contributions. Later in 2006 the Seneca Capital Management, LLC 401k Plan will merger with and into the Plan.

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity	Fidelity Contrafund	N/A**	$	9,639,753
*	Fidelity	Fidelity Equity Income Fund	N/A**	$	2,616,826
*	Fidelity	Fidelity Growth Company	N/A**	$	347,211
*	Fidelity	Fidelity Blue Chip Growth Fund	N/A**	$	2,251,390
*	Fidelity	Fidelity Low Priced Stock Fund	N/A**	$	6,284,283
*	Fidelity	Fidelity Small Cap Independence Fund	N/A**	$	2,794,796
*	Fidelity	Fidelity Freedom Income Fund	N/A**	$	122,067
*	Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	N/A**	$	58,236
*	Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	N/A**	$	1,185,919
*	Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	N/A**	$	2,934,396
*	Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	N/A**	$	1,979,984
*	Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	N/A**	$	974,569
*	Fidelity Group Trust for Employee Benefit Plans	Fidelity Retirement Money Market Fund	N/A**	$	11,258,046
*	Fidelity	Fidelity Managed Income Portfolio	N/A**	$	9,733,796
*	Fidelity	Spartan U.S. Equity Index Fund	N/A**	$	6,200,114
*	Fidelity	Fidelity U.S. Bond Index Fund	N/A**	$	1,767,852
	Franklin Mutual Series	Mutual Discovery Fund	N/A**	$	4,087,366
	Franklin Templeton Investments	Templeton Foreign Fund	N/A**	$	2,595,505
*	Phoenix Series Funds	Phoenix Balanced Fund	N/A**	$	11,290,672
	Artisan Funds	Artisan Mid Cap Investment Fund	N/A**	$	16,303,829
	Artisan Funds	American Funds Growth Fund of America	N/A**	$	18,189,057
*	Phoenix-Aberdeen Worldwide	Phoenix Worldwide Str Fund	N/A**	$	4,539,165
*	Phoenix Equity Series	Phoenix Growth & Income Fund	N/A**	$	4,122,033
*	Phoenix Investment Trust 97	Phoenix Value Equity Fund	N/A**	$	2,164,571
*	Phoenix Multi-Series Trust	Phoenix Multi-Sector Fixed Income Fund	N/A**	$	4,884,050
*	Phoenix Multi-Series Trust	Phoenix Multi-Sector Short Term Bond Fund	N/A**	$	3,090,714
	Allianz Funds	Allnz NFJ Small Cap Value Fund	N/A**	$	2,989,930
	Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	N/A**	$	2,899,366
*	Phoenix	Phoenix Common Stock Fund	N/A**	$	14,593,511
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 5.00%-10.50% collateralized by participant account balances)		$	1,505,307
	Total			$	153,404,314

* Represents a party-in-interest to the Plan.
** Cost information has been omitted for participant directed investments.